As filed with the Securities and Exchange Commission on September 30, 2005
Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELULAR CORPORATION
 (Exact name of registrant as specified in its charter)

DELAWARE	36-3885440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

647 NORTH LAKEVIEW PARKWAY
VERNON HILLS, ILLINOIS  60061
(847) 247-9400
(Address, including zip code, and telephone
number, including area code, of
Registrant’s principal executive offices)

JEFFREY L. HERRMANN
EXECUTIVE VICE PRESIDENT
TELULAR CORPORATION
647 NORTH LAKEVIEW PARKWAY
VERNON HILLS, ILLINOIS  60061
(847) 247-9400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPY TO:
MICHAEL E. CUTLER, ESQ.
COVINGTON & BURLING
1201 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004
(202) 662-6000

Approximate date of commencement of proposed
sale to public:  From time to time after the effective date
of this Registration Statement.

          If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.01 per share	5,300,000	$4.06	$21,518,000	$2,532.67

          (1)  In accordance with Rule 416 under the Securities Act of 1933, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

          (2)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sale prices of the shares of Common Stock as reported on the Nasdaq National Market on September 28, 2005.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          The information in this prospectus is not complete and may be changed.  The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated September 30, 2005
Subject To Completion

TELULAR CORPORATION

5,300,000 SHARES
COMMON STOCK

          This prospectus covers up to 5,300,000 shares of common stock, or interests therein, that may be sold or otherwise disposed of from time to time by the shareholders identified in the “Selling Shareholders” section of this prospectus.  The shares covered hereby have been issued by us to them pursuant to a private placement of common stock and warrants on September 2, 2005, or will be issued by us to them upon the exercise by them of such warrants.

          The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the shares of common stock covered hereby, or interests therein, on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

          We will not receive any proceeds from the disposition of common stock or interests therein by the selling shareholders.  We will, however, receive gross proceeds of $12,587,500 if the warrants are exercised for cash.  The selling stockholders will pay all brokerage fees and commissions and similar expenses.  We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of shares with the Securities and Exchange Commission.

          Our common stock is traded on the Nasdaq National Market under the symbol “WRLS”.  On September [__], 2005, the last sale price for the common stock was $_______ per share.

          Investing in our common stock involves a high degree of risk.  See “Risk Factors” on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

          You should rely only on the information provided in, or incorporated by reference in, this prospectus.  We have not authorized anyone else to provide you with any information that is not in, or incorporated by reference in, the prospectus.  This prospectus is not an offer to sell the common stock in any state where the offer is not permitted.  The information in this document may only be accurate on the date of this document.  Information contained on our website does not constitute part of this document.

The date of this prospectus is _________, 2005

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

          This prospectus is part of a registration statement we have filed with the SEC relating to the common stock being offered by the selling shareholders.  The registration statement contains exhibits and other information about us and the offering that are not included in this prospectus.  We also file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy these documents, as well as the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site at which our SEC filings may be found.  The address of that site is http://www.sec.gov.  You can also obtain information about us at our website, the address of which is http://www.telular.com.

INCORPORATION OF INFORMATION BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents.  The information incorporated by reference is considered to be a part of this prospectus and information we file with the SEC at a later date automatically will update and supersede this information.  We incorporate by reference the documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

•	our Annual Report on Form 10-K for the year ended September 30, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004, March 31, 2005, and June 30, 2005;

•	the description of our common stock contained in the registration statement on Form 8-A that we filed with the SEC on January 13, 1994;

•

our Current Reports on Form 8-K filed on October 26, 2004, October 28, 2004, January 27, 2005, February 22, 2005, March 21, 2005, April 28, 2005, July 25, 2005, July 28, 2005, August 15, 2005, and September 6, 2005;

•	Our Definitive Proxy Statement relating to our 2004 annual meeting of stockholders, which we filed on December 14, 2004.

          We will send you at no cost a copy of any filing that is incorporated by reference in the prospectus.  You may request a copy of any of these filings by writing or calling Jeffrey L. Herrmann, Executive Vice President, Telular Corporation, 647 North Lakeview Parkway, Vernon Hills, Illinois 60061, (847) 247-9400.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

          This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements about our financial condition, results of operations and business.  You can find many of these statements by looking for words such as “may,” “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan” and similar expressions, although some forward-looking statements are expressed differently.  These statements reflect our current views about future events based on information currently available and assumptions we make.  These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict.  We caution you that our actual performance and results could differ significantly from those contemplated in the forward-looking statements due to many factors, including those discussed in the “Risk Factors” section.  You also should be aware that we have no obligation to, and do not intend to, update any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus that may cause our actual results or performance to differ form those expressed in the forward-looking statements.

ABOUT TELULAR

          We are a Delaware corporation engaged in the fixed wireless telecommunications industry.  Telular Corporation (“Telular,” the “Company” or the “Registrant”) designs, develops, manufactures and markets products based on its proprietary interface technologies.  These products provide the capability to connect standard telecommunications equipment, including standard telephones, fax machines, data modems and alarm panels with wireless communication networks in the cellular and PCS (collectively cellular) frequency bands.  Since 1986, Telular has established a worldwide customer base in over 130 countries.  In nearly every part of the world that has a cellular network, Telular products can be found delivering solutions from basic voice needs to sophisticated applications.

          Addressing the needs of basic voice, fax, data and security, Telular’s business segments focus on two distinct but related market segments. These market segments consist of the high-volume low cost Fixed Cellular Desktop Phone market and the feature-rich high-end Fixed Cellular Terminal market.  The Fixed Cellular Desktop Phone market is prevalent in countries outside of North America with low fixed line penetration.  Cellular carriers offering services in this market are price driven as they target residential and small business markets where equipment subsidies are often used to reach the requisite end user price points.  This market is experiencing very high growth with unprecedented volumes.  The Fixed Cellular Terminal market is mostly in North America and consists of a number of vertical applications ranging from wireless residential and commercial alarm systems addressed by Telular’s Telguard(R) products to wireline replacement, machine-to-machine and portable dial tone applications addressed by Telular’s Phonecell(R) terminals.  Comparatively lower volumes and higher margins are typical in this market segment

          Our common stock is traded on the Nasdaq National Market under the symbol “WRLS.”  Our mailing address is 647 North Lakeview Parkway, Vernon Hills, Illinois 60061, and our telephone number (847) 247-9400.

THE OFFERING

          This prospectus relates to the sale or other disposition of our common stock, or interests therein, by the selling shareholders.  We will not offer or sell any shares hereunder.  We will, however, receive gross proceeds of $12,587,500 if the warrants are exercised for cash.

RISK FACTORS

          You should carefully consider the following risks before you decide to buy our common stock.  If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our common stock might significantly decrease.

Unfavorable economic events including competitive pricing pressure in our target markets could lead to lower sales of our products.

          Sales of our products depend on the growth of the Cellular Fixed Wireless telecommunications industry in general and increased demand for Cellular Fixed Wireless products worldwide. Based upon observed trends, the Company believes that the market for cellular FWTs will experience substantial growth over the next five years.  The Company has identified significant growth opportunities in Africa, Brazil, China, Europe, India, Mexico, Venezuela and the USA.  Each of these markets will develop at a different pace, and the sales cycle for these regions is likely to be several months or quarters.

          In general, the Company is currently facing competition in many Fixed Cellular Desktop Phone markets that is reducing the price at which the Company can sell its products to levels significantly lower than the Company’s historical gross margins, and potentially to levels at which such sales are not economical for the Company. The Company is pursuing efforts to reduce its per-unit costs and exploring partnership arrangements in an effort to respond to these competitive conditions.  As an example of such efforts, the Company recently added a best-in-class electronics manufacturer in China to allow the company to be a low cost producer.

          In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market.  Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well.

The intense competition in the cellular fixed wireless telecommunications industry could prevent us from achieving or sustaining profitability.

          Recently, we have seen an increase in the number of competitors using Docking Station Products.  A docking station is an accessory product that enables a user with a cellular phone to easily connect it to phone(s), a fax machine or a computer modem, and therefore, simulate the functionality of our PHONECELL products.  Docking Station Products have a competitive advantage from a pricing standpoint because the user already owns a cellular phone.

          The market for cellular fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market.  Our competitors in this market include:

•	LG Electronics;

•	Axesstel, Inc.;

•	CSI Wireless, Inc.;

•	Ericsson;

•	Nokia;

•	Huawei Technologies Co., Ltd.;

•	ZTE Corporation; and

•	Westech Korea, Inc.

Many of these competitors have greater resources than us in many areas critical to succeeding in the industry, including:

•	financial resources;

•	manufacturing capabilities;

•	name recognition;

•	research and development capabilities;

•	technical expertise;

•	sales and marketing staffs; and

•	distribution channels.

Further, these competitors may be able to:

•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•

promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•

obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.

          Because of these advantages our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete.  They also may have better and more efficient marketing and distribution structures.

          In addition, we have granted non-exclusive, royalty bearing licenses to Motorola and Ericsson, which permits these companies to produce and sell products using our technology that compete with ours.  Because these companies have greater resources than we do, they may be able to sell similar products more effectively and cheaper than we can.

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

          Currently, some of our largest potential markets are developing countries where the demand for basic telephone service has started to grow significantly only in recent years, such as Africa, Brazil, China, India, Mexico and Venezuela.  In these countries, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline.  Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and the availability of such services at competitive prices.

          However, these countries may decline to construct wireless systems, or construction may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors.  These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products.  If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed.  Similarly, if the cost of using wireless telecommunications services in these countries is not cost effective, the demand for our products may be limited.

          While wireless telecommunication systems in the US are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for cellular fixed wireless products in the US is also important for the growth of our business.  As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop.

Delaware law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

          Delaware law and our certificate of incorporation may inhibit potential acquisition bids for Telular common stock at a price greater than the market price of the common stock.  We are subject to the antitakeover provisions of the Delaware General Corporation Law, which could delay, deter or prevent a change of control of Telular or make this type of transaction more difficult.  In addition, our board of directors does not need the approval of common stockholders to issue shares of preferred stock having rights that could significantly weaken the voting power of the common stockholders and, as a result, make a change of control more difficult.

We may not be able to obtain the funding we need to operate our business.

          Our ability to continue operations depends on having adequate funds to cover our expenses.  Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products.  At June 30, 2005, we had $17.6 million in cash and cash equivalents and a working capital surplus of $29.5 million.  Based on our current operating plan, we believe that existing capital resources will allow us to maintain our current and planned operations.

          However, our cash requirements may vary and are difficult to predict.  We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues.  Events that we cannot anticipate, economic and political factors and our customer’s ability to execute their plans, may result in order cancellations which may increase our capital needs.  In addition, from time to time, we are required to post letters of credit that are collateralized with our cash to support purchase orders we place with our vendors.  The effect of posting such letters of credit is that some of our cash becomes restricted and unavailable for our working capital needs until such time as the letters of credit expire.  Also, it is difficult to predict the amount of royalty income we will receive from our licensees.  Thus, actual cash requirements may be greater than currently anticipated.

          Accordingly, we may not have adequate funds to cover our expenses.  If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities.  We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable.  If we could not obtain the necessary financing we may cut back operations, which might include the scaling back or elimination of research and development programs.

We rely on a small number of customers for substantially all of our revenues and the loss of one or more of these customers would seriously harm our business.

          For the nine months ended June 30, 2005, three of our customers accounted for approximately 75% of our revenues.  Although the customers traditionally vary from year to year, we expect that our dependence on a small number of customers will continue into the foreseeable future.  At present, these customers generally purchase products from us on a purchase order basis.  Orders covered by firm purchase orders are generally not cancelable; however, customers may decide to delay or cancel orders.  In the event that we experience any delays or cancellations, we would have difficulty enforcing the provisions of the purchase order and our revenues could decline substantially and harm our business.

Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

          Our quarterly operating results may fluctuate greatly due to numerous factors, including:

•	our reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

•	variations in our distribution channels;

•	the mix of products we sell;

•	general economic conditions in our target markets;

•	the timing of final product approvals from any major distributor or end user;

•	the timing of orders from and shipments to major customers;

•	the timing of new product introductions by us or our competitors;

•	changes in the pricing policies of our suppliers;

•	the availability and cost to us of the key components for our products;

•	the timing of personnel hirings; and

•	market acceptance of our new products or enhanced versions of our existing products.

          These quarterly fluctuations may cause volatility in the price of our common stock, as described in the following paragraph.

Our common stock price has been extremely volatile, and extreme price fluctuations could negatively affect your investment.

          The market price of our common stock has been extremely volatile.  Since October 1, 1999, the price of our common stock has ranged from a high of $32.00 to a low of $1.00 per share.

          Publicized events and announcements may have a significant impact on the market price of our common stock.  For example, the occurrence of any of the following events could have the effect of temporarily or permanently driving down the price of our common stock:

•	shortfalls in our revenue or net income;

•	the results of trials or the introduction of new products by us or our competitors;

•	market conditions in the telecommunications, technology and emerging growth sectors; and

•	rumors related to us or our competitors.

          In addition, the stock market from time to time experiences extreme price and volume fluctuations that particularly affect the market prices for emerging growth and technology companies, like Telular, and which often are unrelated to the operating performance of the affected companies.  These broad fluctuations may negatively affect your ability to sell your shares at a price equal to or greater than the price you paid.  In addition, a decrease in the price of our common stock could cause it to be delisted from the Nasdaq National Market.

Sales of common stock issuable on the exercise of outstanding and contemplated options and warrants may depress the price of the common stock.

          As of September 30, 2004, there were options granted to employees and directors to purchase approximately 1,801,000 shares of the Company’s common stock.  Options to purchase approximately 856,000 of these shares were exercisable at that time.  The exercise prices for the exercisable options ranges from $3.12 to $15.78 per share, with a weighted average exercise price of $10.38.  Options to purchase the remaining 945,000 shares will become exercisable over the next three years.  The exercise prices for the options that are not yet exercisable have a weighted average exercise price of $5.65.

          In connection with a credit facility with Wells Fargo Bank (“Wells”) that matured on December 31, 2002, we issued to Wells warrants to purchase 50,000 shares of common stock at an exercise price of $16.29 per share.  In connection with the private placement of 444,444 shares of common stock on March 3, 2000, we issued warrants to purchase 358,407 additional shares at exercise prices that range from

$12.27 to $31.56 per share.  Finally, in connection with the private placement of 2,650,000 shares to the selling shareholders identified in the “Selling Shareholders” section of this prospectus, we have issued warrants to purchase an additional 1,325,000 shares at an exercise price of $4.50 per share and an additional 1,325,000 shares at an exercise price of $5.00 per share.  In the future we may issue additional shares of common stock, convertible securities, options and warrants.

          The issuance of shares of common stock issuable upon the exercise of options or warrants could cause substantial dilution to holders of common stock.  It also could negatively affect the terms on which we could obtain equity financing.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

          The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements.  The cellular fixed wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital.  The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.  The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:

•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.

          To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers.  We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner.  In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance.  Any of these circumstances would seriously harm our results and financial condition.

Our results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the costs to produce existing products.

          The process of developing new technology is complex and uncertain, and if we fail to accurately predict the changing needs of our customers and emerging technological trends, our results and financial condition may suffer.  We must commit significant resources, including those contracted from third parties, to develop new products before knowing whether our investments will result in products the market will accept.

          The success of new products is dependent on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products.  There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, and achieve market acceptance of our products, or that products and technologies developed by others or new industry standards will not render our products or technologies obsolete or noncompetitive.  Furthermore, we may not successfully execute on new product opportunities because of technical hurdles that we or our contractors fail to overcome in a timely fashion.  This could result in competitors providing a solution before we do, and loss of market share, revenues and earnings.

          The Company has made significant investments in research and development for new products, services and technologies.  Significant revenue from these investments may not be achieved for a number of years, if at all.  Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins historically experienced for our other products.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

          For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph.  We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

We may face litigation that could significantly damage our business and financial condition.

          In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market.  In this type of litigation, complaints may be filed on various grounds, such as:

•	antitrust;

•	breach of contract;

•	trade secret;

•	copyright or patent infringement;

•	patent or copyright invalidity; and

•	unfair business practices.

          If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention may be diverted from operations.  This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products.  Any of these effects could have a significant negative impact on our business and financial condition.

          Although our patents have been successfully defended in courts in the US and New Zealand, rulings in such cases may not apply to new Docking Station Products. In the event that any of our patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies as a result of litigation, our competitive position may be significantly harmed.  See “Risk Factors - Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.”

In order to succeed we must develop markets for our products and we may be unable to do so.

          Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets.  We cannot assure you that we will be able to develop adequate markets or generate enough sales to achieve and sustain profitability.

We rely on third parties to manufacture our products and others to manufacture components for our products.

          We manufacture some of our products and product components in-house.  We also use subcontractors to manufacture certain of our products and product components, such as cellular transceivers and radio modules, and to assemble some of our products, such as cellular fixed wireless terminals.  In the past, we experienced delays in receiving subcontracted components and assembled products that resulted in delays in our ability to deliver products.  We may experience similar delays in the future.

          Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts.  In addition, production capacity restraints at our subcontractors or in our own manufacturing facilities could prevent us from meeting production obligations.

          Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales.  Delivery delays or failures could also be subject to litigation.  See “Risk Factors - We may face litigation that could significantly damage our business and financial condition.”

Quality control problems could harm our sales.

          We believe that our products currently meet high standards of quality.  We have instituted quality-monitoring procedures, and we are ISO-9001:2000 compliant.  All of our major subcontractors also have quality control procedures in place and are ISO-9001:2000 compliant.  We have increased our reliance upon subcontractors to manufacture our products, and such subcontractors could experience quality control problems.  If this occurs, the quality of our products could suffer, which could significantly harm product sales.

We operate in developing markets, which may subject us to volatile conditions not present in the US.

          Developing countries are some of our largest potential markets.  As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the US generally do not have to contend with, such as:

•	foreign currency exchange fluctuations and instability of foreign currencies;

•	political or economic instability and volatility in particular countries or regions;

•	limited protection for intellectual property;

•	difficulties in staffing and managing international operations; and

•	difficulties in collecting accounts receivable.

          To date, our sales have not been negatively affected by currency fluctuations.  We currently require either prepayment, letters of credit or qualification for export credit insurance underwritten by the US Export-Import Bank or other third-party insurers on a substantial portion of our international orders.  We also try to conduct all of our international transactions in US dollars to minimize the effects of currency fluctuations.  However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may need to develop and implement additional strategies to mange these risks.  If we are not successful in managing these risks our business and financial condition could be seriously harmed.

Certain Company patents have expired, and patent protection for other Company products is not available in all markets.

          The patent for the Company’s system for interfacing a standard telephone set with a radio transceiver, US Patent No. 4,658,096 (the 096 Patent), was issued by the US Patent Office on April 14, 1987 and expired on September 18, 2004.

          It also is possible that a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology.  If this happens, our patents will not provide protection and our competitive position may be significantly harmed.

          As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patents and other intellectual property rights.  In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them.  Even if we do get patents for new products, these patents may not provide meaningful protection.

          In some countries outside of the US, such as Brazil and many African nations, patent protection is not available.  Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents.  As a result, protecting intellectual property in these countries is difficult.  In addition, neither we nor any of our competitors in the past obtained patent protection for our core intelligent interface technology in many countries, including the principal countries of Western Europe, and we and our competitors are now legally barred from obtaining patents in these countries.

          In countries where we do not have patent protection or where patents provide little, if any, protection, we have to rely on other factors to differentiate our products from our competitors’ products.  These factors include:

•

Better focus/commitment - In the Wireless Local Loop (“WLL”) market, the Company’s only business is cellular FWTs.  Typically, the largest competitors sell FWTs in support of their primary focus--their network infrastructure business.

•

More experience - The Company has been in the FWT business for 18 years and the Wireless Security Products business for 13 years and has deployed its units in more than 130 countries worldwide, which reflects in the quality and reliability of its products.

•	Broader product line - The Company offers products that operate on the world’s major cellular air-interface standards. The Company offers both terminal type and phone-type products.

•

Service and support - The Company provides customers with comprehensive product service and support.  The Company provides on-site technical and application support through its regional sales and support offices backed up by field support engineers dispatched from its Hauppauge, New York and Vernon Hills, Illinois offices.

          Although we believe our products are superior to those of competitors, it may be easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection.  This could result in a loss of potential sales.

Certain former holders of our 5% Series A Convertible Preferred Stock believe that we did not issue them enough common stock on conversion of their preferred stock.

          Under the terms of our 5% Series A Convertible Preferred Stock, on October 18, 1999, all of the 11,350 outstanding shares of preferred stock automatically were converted into approximately 2.1 million shares of common stock at the minimum conversion price of $8.00 per common share specified in the terms.  In Form SC-13G filings with the Securities and Exchange Commission in October and December 1999, certain of the previous holders noted that, based upon their interpretation of Mandatory Conversion formula, the holders were entitled to an aggregate of approximately 4.2 million additional shares.  We do not agree with this interpretation, and we have notified these holders of our position.  If we were required to issue these shares it would cause substantial dilution to our stockholders.

OUR DIVIDEND POLICY

          To date, we have paid no cash dividends on our common stock.  We currently intend to retain all future earnings, if any, to fund the development and growth of our business.  Thus, we do not anticipate that we will pay any cash dividends in the foreseeable future.

USE OF PROCEEDS

          We will not receive any proceeds from the sale or other disposition of our common stock, or interests therein, by the selling shareholders.  We will, however, receive gross proceeds of $12,587,500 if the warrants are exercised for cash.  Any net proceeds from the exercise of the warrants will be added to working capital and used for general corporate purposes.

SELLING SHAREHOLDERS

          The table below sets forth information concerning:

•	the identity of each selling shareholder;

•

the number and percentage of shares of common stock beneficially owned (as defined under Exchange Act Rule 13d-3, except that the warrants are deemed to be presently exercisable) on September 28, 2005;

•	the number of shares of common stock covered hereby; and

•	the number of shares of common stock beneficially owned after the offering, assuming the sale of all of the shares covered hereby.

          Unless otherwise indicated below, to our knowledge all of the persons listed below have sole voting and investment power with respect to their shares of common stock.  None of the selling shareholders has had any position, office or other material relationship with us in the past three years.

Name	Shares of Common Stock Beneficially Owned Prior to this Offering	Shares of Common Stock Being Offered (1)	Shares of Common Stock Beneficially Owned After this Offering	Beneficial Ownership of Common Stock After Offering

SRB Greenway Capital, L.P. (2)	87,457	174,913	0	0%
SRB Greenway Capital (Q.P.), L.P. (2)	609,136	1,218,272	0	0%
SRB Greenway Offshore Operating Fund, L.P. (2)	56,977	113,953	0	0%
Walker Smith Capital, L.P. (3)	24,485	48,970	0	0%
Walker Smith Capital (Q.P.), L.P. (3)	140,808	281,616	0	0%
Walker Smith International Fund, Ltd. (3)	192,942	385,884	0	0%
WS Opportunity Fund, L.P. (4)	62,714	125,428	0	0%
WS Opportunity Fund (Q.P.), L.P. (4)	62,114	124,228	0	0%
WS Opportunity Fund International, Ltd. (4)	88,362	176,724	0	0%
Bonanza Master Fund Ltd.	1,325,000	2,650,000	0	0%

          (1)  “Shares of Common Stock Being Offered” includes shares issuable by the Company upon the exercise of warrants held by such selling shareholder.  The warrants may be exercised at any time during the period beginning on March 2, 2006 and ending on September 2, 2010.

          (2)  BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”).  SRB Management is the general partner of SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”).  Steven R. Becker is the sole principal of BCA.  Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore.  Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

          (3)  WS Capital, L.L.C. (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”).  WSC Management is the general partner of Walker Smith Capital, L.P. (“WSC”) and Walker Smith Capital (Q.P.), L.P. (“WSCQP”) and is the agent and attorney-in-fact for Walker Smith International Fund, Ltd. (“WS International”).  Reid S. Walker and G. Stacy Smith are the controlling principals of WS Capital.  Through their control of WS Capital, Messrs. R. Walker and Smith share voting and investment control over the portfolio securities of each of WSC, WSCQP and WS International.  Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

          (4)  WSV Management, L.L.C. (“WSV”) is the general partner of WS Ventures Management, L.P. (“WSVM”).  WSVM is the general partner of WS Opportunity Fund, L.P. (“WSO”) and WS Opportunity Fund (Q.P.), L.P. (“WSOQP”) and is the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. (“WSO International”).  Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the controlling principals of WSV.  Through their control of WSV, Messrs. R. Walker, Smith and P. Walker share voting and investment control over the portfolio securities of each of WSO, WSOQP and WSO International.  Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

          Telular prepared this table based on the information supplied to it by the selling shareholders named in the table.  Information about the selling shareholders may change over time.  Any changed information will be set forth in prospectus supplements, if required.

          Because the selling shareholders may offer all or some of their shares from time to time, Telular cannot estimate the amount of shares of common stock that will be held by the selling shareholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

          The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

          - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          - block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          - an exchange distribution in accordance with the rules of the applicable exchange;

          - privately negotiated transactions;

          - short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

          - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

          - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

          - a combination of any such methods of sale.

          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

          The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

          We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

          We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

          Covington & Burling of Washington, D.C. has issued an opinion regarding the legality of the common stock.

EXPERTS

           The consolidated financial statements of Telular Corporation appearing in Telular Corporation’s Annual Report (Form 10-K) for the year ended September 30, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

          Item 14.  Other Expenses of Issuance and Distribution

          The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions) are set forth below*:

Securities and Exchange Commission Registration Fee	$2,533
Printing Expenses	$1,000
Accounting Fees and Expenses	$15,000
Legal Fees and Expenses	$50,000
Miscellaneous Expenses	$0
Total	$68,533

* Except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee, all expenses are estimated.

          Item 15.  Indemnification of Officers and Directors

          Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may indemnify any person, including any officer or director, who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Acting Person”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Acting Person in connection with such suit, action or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  Section 145 also provides that in any threatened, pending or completed action by or in the right of the corporation, a corporation also may indemnify any such Acting Person for expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with that action’s defense or settlement, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification shall be made with respect to any claim, issue or matter as to which such Acting Person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper.  Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation is required under the DGCL to indemnify him against the expenses (including attorneys’ fees) that such officer or director actually and reasonably incurred in connection therewith.

          The Registrant’s Bylaws provide that the Registrant will indemnify such Persons against all liability and expense arising out of such Person’s connection with the business of the Registrant, provided that the Board of Directors determines that such Person acted in good faith and reasonably believed that his actions were not opposed to the best interests of the Registrant; and with respect to any criminal action or proceeding, that such Person had no reasonable cause to believe his conduct was unlawful.  In the case of any action, suit or proceeding by or in the right of the Registrant in which such Person is adjudged liable to the Registrant, the Registrant will indemnify such Person for expenses only to the extent that the court in which such action is brought determines, upon application, that such Person is entitled to indemnity for reasonable expenses, and in no case shall such indemnification extend to liability.  Advances against reasonable expenses may be made by the Registrant on terms fixed by the Board of Directors subject to an obligation to repay if indemnification proves unwarranted.

          The Registrant’s Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty to the Registrant and its stockholders.  This provision in the Certificate of Incorporation does not eliminate the duty of care.  In appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of  dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.  The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

          Directors and officers of the Registrant are covered by a directors’ and officers’ liability insurance policy of the Registrant.

          Item 16.  Exhibits

Exhibit Number	Description	Reference

4.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registration Statement of Telular Corporation on Form S-1, No. 33-72096, as amended (“Form S-1”)

4.2	Amendment No. 1 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.2 to Form S-1

4.3	Amendment No. 2 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.3 to Form S-1

4.4	Amendment No. 3 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.4 to Form 10-Q for the quarter ended December 31, 1998

4.5	Amendment No. 4 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.5 to Form 10-Q for the quarter ended December 31, 1998

4.6	Bylaws	Incorporated by reference to Exhibit 3.4 to Form S-1

4.7	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock	Incorporated by reference to Exhibit 99.2 to Form 8-K filed April 25, 1997

4.8	Purchase Agreement made as of September 2, 2005	Incorporated by reference to Exhibit 10.1 to Form 8-K filed September 6, 2005

4.9	Registration Rights Agreement made and entered into as of September 2, 2005	Incorporated by reference to Exhibit 10.2 to Form 8-K filed September 6, 2005

4.10	Form of Series A Warrant	Incorporated by reference to Exhibit 10.3 to Form 8-K filed September 6, 2005

4.11	Form of Series B Warrant	Incorporated by reference to Exhibit 10.4 to Form 8-K filed September 6, 2005

5.1	Opinion of Covington & Burling	Filed herewith

23.1	Consent of Covington & Burling	Included in Exhibit 5.1

23.2	Consent of Ernst & Young LLP	Filed herewith

          Item 17.  Undertakings

          (a)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities registered which remain unsold at the termination of the offering.

          (b)  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vernon Hills, State of Illinois, on the 30th day of September, 2005.

TELULAR CORPORATION
(Registrant)

By:	/s/ Michael J. Boyle

Michael J. Boyle
President, Chief Executive Officer

                    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Boyle	President and Chief	September 30, 2005
Executive Officer
Michael J. Boyle

/s/ Daniel D. Giacopelli	Executive Vice President,	September 30, 2005
Chief Technology Officer and Director
Daniel D. Giacopelli

/s/ Jeffrey L. Herrmann	Chief Operating Officer, Chief	September 30, 2005
Financial Officer, Executive Vice
Jeffrey L. Herrmann	President and Secretary

/s/ Robert L. Zirk	Chief Accounting Officer	September 30, 2005

Robert L. Zirk

/s/ John E. Berndt	Chairman, Director	September 30, 2005

John E. Berndt

/s/ Larry J. Ford	Director	September 30, 2005

Larry J. Ford

/s/ Lawrence S. Barker	Director	September 30, 2005

Lawrence S. Barker

/s/ Kevin J. Wiley	Director	September 30, 2005

Kevin J. Wiley

/s/ Brian J. Clucas	Director	September 30, 2005

Brian J. Clucas

Exhibit Index

Exhibit Number	Description	Reference

4.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registration Statement of Telular Corporation on Form S-1, No. 33-72096, as amended (“Form S-1”)

4.2	Amendment No. 1 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.2 to Form S-1

4.3	Amendment No. 2 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.3 to Form S-1

4.4	Amendment No. 3 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.4 to Form 10-Q for the quarter ended December 31, 1998

4.5	Amendment No. 4 to Certificate of Incorporation	Incorporated by reference to Exhibit 3.5 to Form 10-Q for the quarter ended December 31, 1998

4.6	Bylaws	Incorporated by reference to Exhibit 3.4 to Form S-1

4.7	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock	Incorporated by reference to Exhibit 99.2 to Form 8-K filed April 25, 1997

4.8	Purchase Agreement made as of September 2, 2005	Incorporated by reference to Exhibit 10.1 to Form 8-K filed September 6, 2005

4.9	Registration Rights Agreement made and entered into as of September 2, 2005	Incorporated by reference to Exhibit 10.2 to Form 8-K filed September 6, 2005

4.10	Form of Series A Warrant	Incorporated by reference to Exhibit 10.3 to Form 8-K filed September 6, 2005

4.11	Form of Series B Warrant	Incorporated by reference to Exhibit 10.4 to Form 8-K filed September 6, 2005

5.1	Opinion of Covington & Burling	Filed herewith

23.1	Consent of Covington & Burling	Included in Exhibit 5.1

23.2	Consent of Ernst & Young LLP	Filed herewith